ITEM 77M: Mergers

         Morgan Stanley Dean Witter Mid-Cap Equity Trust
                        ("Mid-Cap Equity")

           On June 22, 2000, at a Special Meeting of Shareholders of Morgan Stanley Dean Witter Mid-Cap Dividend Growth Securities ("Mid-Cap Dividend Growth"), Shareholders of Mid-Cap Dividend Growth approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") between Mid-Cap Dividend Growth and Mid-Cap Equity, pursuant to which substantially all of the assets of Mid-Cap Dividend Growth would be combined with those of Mid-Cap Equity and shareholders of Mid-Cap Dividend Growth would become shareholders of Mid-Cap Equity receiving shares of Mid-Cap Equity with a value equal to the value of their holdings in Mid-Cap Dividend Growth (the "Reorganization"). The Reorganization Agreement was unanimously approved by the Board of Trustees on January 26, 2000.

           On July 24, 2000, the Reorganization Plan between Mid-Cap Dividend Growth and Mid-Cap Equity was completed according to the terms set forth in the Reorganization Agreement. An application with the Commission on Form N8-F for an Order declaring that Mid-Cap Dividend Growth has ceased to be an investment company, is expected to be filed at a later date.